CONSENT OF REEDLEYTON CONSULTING
PO BOX 6071 Dural NSW Australia 2158

April 11, 2015

CONSENT OF EXPERT
VIA EDGAR

United States Securities and Exchange Commission

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Six Months Ended February 28, 2015 (the "MD&A")

To Whom It May Concern:

We refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	The amended and restated technical report entitled "Amended and Restated Technical Report for Olserum REE Deposit, Southern Sweden" dated June 20, 2013, which we prepared (the "Olserum Report"); and

2.	Mineral resource estimates completed by us.

We hereby consent to the use of our name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863) filed with the United States Securities and Exchange Commission.

We confirm that we have read a draft of the MD&A and we have no reason to believe that there are any misrepresentations that are derived from the Information or that are within our knowledge as a result of the services we performed in connection with such Information.

Yours truly,

ReedLeyton Consulting

/s/ Geoffrey Reed
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Geoffrey Reed
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Principal Geologist
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